SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)

Banc of California, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05990K106

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: David W. Ghegan, Esq. Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216 (404) 885-3000

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 05990K106	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,397,748
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,397,748

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 241,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 241,463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.73%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,639,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,639,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,639,211
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,639,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05990K106	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,204,097
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,204,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.62%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 257,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 257,256

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,461,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,461,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.40%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,461,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,461,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.40%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05990K106	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,100,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,100,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,100,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,100,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,100,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,100,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,100,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,100,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,100,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 13 of 23 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to the Schedule 13D relates to the voting common stock, par value $0.01 per share (the “Common Stock”), of Banc of California, Inc., a Maryland corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 18500 Von Karman Avenue, Suite 1100, Irvine, California 92612.

Item 2.	Identity and Background

This Amendment No. 3 to the Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Amendment No. 3 to the Schedule 13D are collectively referred to as the “Patriot Financial Group.” The Joint Filing Agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Amendment No. 3 to the Schedule 13D.

(a)- (c)    The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (“Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (“Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”);

•	Patriot Financial Partners II, L.P., a Delaware limited partnership (“Patriot Fund II”);

•	Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (“Patriot Parallel Fund II” and together with the Patriot Fund II, the “Funds II”);

•	Patriot Financial Partners GP II, L.P., a Delaware limited partnership and general partner of the Funds II (“Patriot II GP”);

•	Patriot Financial Partners GP II, LLC, a Delaware limited liability company and general partner of Patriot II GP (“Patriot II LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds, the Funds II, Patriot GP and Patriot II GP and as members of Patriot LLC and Patriot II LLC.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot GP is to serve as the general partner of and manage the Funds. The principal business of Patriot LLC is to serve as the general partner of and manage Patriot GP.

CUSIP No. 05990K106	13D	Page 14 of 23 Pages

The Funds II are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot II GP is to serve as the general partner of and manage the Funds II. The principal business of Patriot II LLC is to serve as the general partner of and manage Patriot II GP.

The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, the Funds II, Patriot GP, Patriot II GP, Patriot LLC and Patriot II LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)            During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On December 10, 2013, the Funds purchased 1,509,450 shares of Common Stock at a cost of approximately $20.0 million from the Company pursuant to a Securities Purchase Agreement, dated December 3, 2013, between the Company and the Funds (the “December Securities Purchase Agreement”). The December Securities Purchase Agreement is included as Exhibit 2 to this Amendment No. 3 to Schedule 13D.

On May 15, 2014, the Funds purchased 91,115 shares of Common Stock in the open market at a cost of approximately $0.9 million.

On November 7, 2014, the Funds and the Funds II collectively purchased an aggregate of 1,900,000 shares of Common Stock at a cost of approximately $20.0 million from the Company pursuant to a Securities Purchase Agreement, dated October 30, 2014, among the Company, the Funds and the Funds II (the “October Securities Purchase Agreement”). The October Securities Purchase Agreement is included as Exhibit 3 to this Amendment No. 3 to Schedule 13D.

CUSIP No. 05990K106	13D	Page 15 of 23 Pages

The aforementioned purchases were made with working capital of the Funds obtained from a line of credit. The line of credit was then repaid with proceeds from investor capital calls in the normal course of business.

Item 4.	Purpose of Transaction

On April 22, 2014, the Funds entered into a Securities Purchase Agreement (the “April Securities Purchase Agreement”) with the Company whereby the Company agreed to issue and sell to the Funds and the Funds agreed to purchase from the Company, a number of shares of Common Stock, that would result in an aggregate purchase price of $10 million, subject to certain adjustments.

On September 4, 2014, the Funds provided the Company with notice that they were exercising their option pursuant to Section 2(a) of the April Securities Purchase Agreement to purchase additional shares of Common Stock so that the percentage of the outstanding shares of Common Stock collectively owned by the Funds immediately following the closing of the investment contemplated by the April Securities Purchase Agreement would equal 9.9% ownership in the Company.

The purchase price per share to be paid by the Funds pursuant to the April Securities Purchase Agreement (the “Purchase Price Per Share”) was the lesser of (i) $11.50 and (ii) the lowest price at which the Company, after the date of the April Securities Purchase Agreement and prior to the closing of the April Securities Purchase Agreement, issued and sold or agreed to issue and sell (x) any share of Common Stock or any other class of stock that is substantially the economic equivalent of the Common Stock (a “Common Stock Equivalent”) or (y) any securities, rights, options or warrants convertible, exchangeable or exercisable for Common Stock or a Common Stock Equivalent, would have been deemed to have a price per share of Common Stock or Common Stock Equivalent equal to the sum of (A) the price per security, right, option or warrant or right divided by the number of shares of Common Stock or Common Stock Equivalent for which it was convertible, exchangeable or exercisable and (B) any additional consideration payable per share of Common Stock or Common Stock Equivalent in connection with such conversion exchange or exercise.

The April Securities Purchase Agreement provided the Funds and the Company the right to terminate the Agreement if the closing had not occurred by October 31, 2014.

On October 30, 2014, the Funds and the Funds II (collectively, the “Purchasing Funds”) entered into the October Securities Purchase Agreement with the Company. On November 7, 2014, pursuant to the October Securities Purchase Agreement, the Purchasing Funds simultaneously purchased from the Company (i) 1,076,000 shares of Common Stock at a price of $9.78 per share and (ii) 824,000 shares of Common Stock at a price of $11.55 per share, for an aggregate purchase price of $20,040,480 that was allocated among the Purchasing Funds as follows:

CUSIP No. 05990K106	13D	Page 16 of 23 Pages

Purchasing Fund	Number of shares at $9.78 per share	Number of shares at $11.55 per share	Total number of shares
Patriot Fund	211,821	162,212	374,033
Patriot Parallel Fund	36,592	28,022	64,614
Patriot Fund II	681,899	522,198	1,204,097
Patriot Parallel Fund II	145,688	111,568	257,256

In consideration for the Purchasing Funds’ commitment under the October Securities Purchase Agreement, the Company paid to the Purchasing Funds at the closing of the October Securities Purchase Agreement an equity support payment of $538,000, plus reimbursement of the Purchasing Funds’ reasonable expenses.

The October Securities Purchase Agreement contains customary representations and warranties from the Company and the Purchasing Funds. The Company has also undertaken certain customary indemnification obligations set forth in the October Securities Purchase Agreement.

Pursuant to the October Securities Purchase Agreement, the April Securities Purchase Agreement was terminated in its entirety.

On October 30, 2014, the Funds and the Company also entered into a Settlement Agreement and Release (the “Settlement Agreement”) in order to resolve, without admission of any wrongdoing by either party, a prior dispute regarding, among other things, the proper interpretation of certain provisions of the April Securities Purchase Agreement, including but not limited to the computation of the Purchase Price Per Share (the “Dispute”). Pursuant to the Settlement Agreement, the Funds and the Company released any claims they may have had against the other party with respect to the Dispute. In addition, the Funds and the Company also agreed for the period beginning on the date of the Settlement Agreement and ending on December 31, 2016, that neither the Funds nor the Company would disparage the other party or its affiliates.

The Funds also agreed for the period beginning on the date of the Settlement Agreement and ending on December 31, 2016, not to:

(i) institute, solicit, assist or join, as a party, any proxy solicitation, consent solicitation, board nomination or director removal relating to the Company against or involving the Company or any of its subsidiaries, affiliates, successors, assigns, directors, officers, employees, agents, attorneys or financial advisors; take any action relative to the governance of the Company that would violate its passivity commitments or vote the shares of Common Stock held or controlled by it on any matters related to the election, removal or replacement of directors or the calling of any meeting related thereto, other than in accordance with management’s recommendations included in the Company’s proxy statement for any annual meeting or special meeting;

CUSIP No. 05990K106	13D	Page 17 of 23 Pages

(ii) form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Common Stock, or solicit proxies or written consents of shareholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, the Common Stock, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or assist, encourage or advise any person in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any Common Stock; or

(iii) enter into any negotiations, agreements, arrangements or understandings with any person with respect to any of the foregoing or advise, assist, encourage or seek to persuade any person to take any action with respect to any of the foregoing.

The shares of Common Stock currently owned by the Patriot Financial Group were acquired for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any. The Patriot Financial Group is engaged in the investment business and in the ordinary course of business reviews and analyzes various factors affecting the companies whose securities they own, including the Company. Notwithstanding the foregoing, the Patriot Financial Group may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Patriot Financial Group, and other factors that the Patriot Financial Group may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities they now hold or hereafter acquire as set forth above or otherwise.

Except to the extent the foregoing may be deemed a plan or proposal, Patriot Financial Group has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Patriot Financial Group may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The October Securities Purchase Agreement and the Settlement Agreement are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 3 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Amendment No. 3 to Schedule 13D are based upon 33,221,690 outstanding shares of Common Stock as of the date hereof based upon 28,032,743 shares of Common Stock outstanding as of October 31, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, plus the 1,900,000 shares of Common Stock issued to the Funds and the Funds II on November 7, 2014 pursuant to the October Securities Purchase Agreement and 3,288,947 shares of Common Stock issued to OCM BOCA Investor, LLC on November 7, 2014 as reported in the Company’s Prospectus Supplement, dated October 30, 2014, filed pursuant to Rule 424(b)(5) on November 4, 2014 (Registration No. 333-192518).

CUSIP No. 05990K106	13D	Page 18 of 23 Pages

(a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 1,397,748 shares, or 4.21%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 241,463 shares, or 0.73%, of the outstanding Common Stock.

Patriot Fund II possesses shared voting and dispositive power and beneficially owns 1,204,097 shares, or 3.62%, of the outstanding Common Stock.

Patriot Parallel Fund II possesses shared voting and dispositive power and beneficially owns 257,256 shares, or 0.77%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds, the Funds II, Patriot GP and Patriot II GP and as members of Patriot LLC and Patriot II LLC, (ii) Patriot LLC serves as general partner of Patriot GP, (iii) Patriot II LLC serves as general partner of Patriot II GP, (iv) Patriot GP serves as general partner of the Funds and (v) Patriot II GP serves as general partner of the Funds II, each of Messrs. Wycoff, Lubert and Lynch may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds and the Funds II or 3,100,564 shares, or 9.33%, of the outstanding Common Stock.

(c)            In the last 60 days, the Funds made the following sales of Common Stock in the open market.

			Price
Entity	Date	Number of Shares Sold	Per Share	Gross Proceeds

Patriot Fund	9/8/2014	5,450	$12.03	$65,581
Patriot Parallel Fund	9/8/2014	941	$12.03	$11,323
Patriot Fund	9/9/2014	85	$12.05	$1,024
Patriot Parallel Fund	9/9/2014	15	$12.05	$181
Patriot Fund	9/10/2014	674	$12.03	$8,108
Patriot Parallel Fund	9/10/2014	116	$12.03	$1,395
Patriot Fund	9/12/2014	4,836	$12.04	$58,206
Patriot Parallel Fund	9/12/2014	835	$12.04	$10,050
Patriot Fund	9/15/2014	8,018	$11.83	$94,859
Patriot Parallel Fund	9/15/2014	1,385	$11.83	$16,386
Patriot Fund	9/17/2014	171	$12.03	$2,057
Patriot Parallel Fund	9/17/2014	29	$12.03	$349
Patriot Fund	9/18/2014	15,348	$12.04	$184,758
Patriot Parallel Fund	9/18/2014	2,652	$12.04	$31,925
Patriot Fund	9/19/2014	17,646	$12.12	$213,813
Patriot Parallel Fund	9/19/2014	3,048	$12.12	$36,932
Patriot Fund	9/23/2014	124,281	$11.88	$1,476,483
Patriot Parallel Fund	9/23/2014	21,469	$11.88	$255,056

CUSIP No. 05990K106	13D	Page 19 of 23 Pages

In the last 60 days, the Funds and the Funds II made the following purchases of Common Stock pursuant to the October Securities Purchase Agreement.

Entity	Date	Shares Purchased	Price Per Share	Total Cost

Patriot Fund	11/7/2014	211,821	$9.78	$2,071,609.38
Patriot Fund	11/7/2014	162,212	$11.55	$1,873,548.60
Patriot Parallel Fund	11/7/2014	36,592	$9.78	$357,869.76
Patriot Parallel Fund	11/7/2014	28,022	$11.55	$323,654.10
Patriot Fund II	11/7/2014	681,899	$9.78	$6,668,972.22
Patriot Fund II	11/7/2014	522,198	$11.55	$6,031,386.90
Patriot Parallel Fund II	11/7/2014	145,688	$9.78	$1,424,828.64
Patriot Parallel Fund II	11/7/2014	111,568	$11.55	$1,288,610.40

(d)            Not applicable.

(e)            Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this filing, other than (i) the Joint Filing Agreement, attached as Exhibit 1 hereto, (ii) the December Securities Purchase Agreement, attached as Exhibit 2 hereto, (iii) the October Securities Purchase Agreement, attached as Exhibit 3 hereto, (iv) the Settlement Agreement, attached as Exhibit 4 hereto, and (v) a Confidentiality and Non-Disclosure Agreement dated September 11, 2013 between the Company and Patriot Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over any securities of the Company except that in February 2014, the Funds obtained a loan in order to fund a distribution to their limited partners and all the publicly traded securities held by the Funds at such time, including the shares of Common Stock, were pledged as collateral for such loan. Descriptions of the December Securities Purchase Agreement, the October Securities Purchase Agreement and the Settlement Agreement are provided in Item 4 of this Amendment No. 3 to Schedule 13D.

CUSIP No. 05990K106	13D	Page 20 of 23 Pages

Item 7.	Material to Be Filed as Exhibits

1	Joint Filing Agreement, dated as of November 10, 2014, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, Patriot Financial Partners II, L.P., Patriot Financial Partners Parallel II, L.P., Patriot Financial Partners II GP, L.P., Patriot Financial Partners GP II, LLC, W. Kirk Wycoff, Ira M. Lubert, and James J. Lynch.

2	Securities Purchase Agreement dated December 3, 2013 (1)

3	Securities Purchase Agreement dated October 30, 2014 (2)

4	Settlement and Release Agreement dated October 30, 2014*

*	Previously filed
(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on December 4, 2013.
(2)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on October 30, 2014.

CUSIP No. 05990K106	13D	Page 21 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   November 10, 2014

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

CUSIP No. 05990K106	13D	Page 22 of 23 Pages

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

CUSIP No. 05990K106	13D	Page 23 of 23 Pages

EXHIBIT INDEX

No.	Exhibit

1

Joint Filing Agreement, dated as of November 10, 2014, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, Patriot Financial Partners II, L.P., Patriot Financial Partners Parallel II, L.P., Patriot Financial Partners II GP, L.P., Patriot Financial Partners GP II, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch

2	Securities Purchase Agreement dated December 3, 2013 (1)

3	Securities Purchase Agreement dated October 30, 2014 (2)
4	Settlement and Release Agreement dated October 30, 2014*

* Previously filed

(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on December 4, 2013.
(2)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on October 30, 2014.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: November 10, 2014

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch